Exhibit 99.5

GEAC MAILS ANNUAL REPORT AND PROXY CIRCULAR

TO SHAREHOLDERS FOR SEPTEMBER 13 ANNUAL MEETING

MARKHAM, ONTARIO and SOUTHBOROUGH, MA, August 16, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company, today mailed its fiscal 2005 Annual Report and Management Proxy Circular for the Annual Meeting of Shareholders.

The meeting will be held on Tuesday, September 13, 2005, at 10:00 a.m. EDT at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, Canada.  Shareholders of record as of July 15, 2005, are eligible to vote at the meeting.

The 2005 Annual Report details financial performance in the fiscal year ended April 30, 2005, including a year-over-year increase in net earnings of 34.7%, an increase in EBITDA margin to 22.5%, and an increase in cash and short-term investments of 67.3%.

The proxy circular provides the details of the matters to be voted on by Geac shareholders, including the election of directors and the reappointment of the company’s auditors.

The proxy circular and annual report, including audited financial statements, are available in the Investors section of the company’s website at www.geac.com and through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission website at www.sec.gov.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 86,377,012 common shares issued and outstanding at April 30, 2005.

*   *   *

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

For more information, please contact:

Financial Contact:

Investor and Media Contact:

Donna de Winter	Alys Scott
Chief Financial Officer	Vice President, Corporate Communications

Geac

Geac

905.475.0525 ext. 3204	508.871.5854